UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO/A

(Rule 14d-100)

Amendment No. 4 to

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

ASPEN EXPLORATION CORPORATION

(Name of Subject Company)

ROYALE ENERGY, INC.

(Name of Filing Person – Offeror)

COMMON STOCK, $0.005 Par Value

(Title of Class of Securities)

045295300

(CUSIP Number of Class of Securities)

Donald H. Hosmer Stephen M. Hosmer Co-President and Co-Chief Executive Officer 7676 Hazard Center Drive Suite 1500 San Diego, California 92108 Telephone: (619) 881-2800 Facsimile: (619) 881-2899	Copies to: Lee Polson, Esq. Strasburger & Price, LLP 600 Congress Avenue, Suite 1600 Austin, Texas 78701 Telephone: (512) 499-3600 Facsimile: (512) 536-5719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Item 11.           Additional Information

Royale Energy, Inc., has terminated its proposed exchange offer for common stock of Aspen Exploration Corporation and has requested withdrawal of the registration statement on Form S-4 to register Royale stock that were to be issued in the exchange offer.

SIGNATURES

After due inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 6, 2009	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Co-President, Co-Chief
Executive Officer and Chief Financial Officer